Filed Pursuant to Rule 433
Registration Statement No. 333-133891
Dated September 20, 2007
Great Plains Energy Incorporated
Final Term Sheet
6.875% Notes due 2017
Dated: September 20, 2007

Issuer:	Great Plains Energy Incorporated

Principal Amount:	$100,000,000

Maturity:	September 15, 2017

Coupon (Interest Rate):	6.875%

Yield to Maturity:	6.948%

Spread to Benchmark Treasury:	225 basis points

Benchmark Treasury:	4.75% due August 15, 2017

Benchmark Treasury Price and Yield:	100-13/4.698%

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2008

Coupon step-up	If the rating on the notes from Moody’s Investors Service, Inc. (Moody’s) is a rating set forth in the immediately following table, the per annum interest rate on the notes will increase from that set forth under Coupon (Interest Rate) above by the percentage set forth opposite that rating:

Rating	Percentage
Ba1	0.25%
Ba2	0.50%
Ba3	0.75%
B1 or below	1.00%

If the rating on the notes from Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc. (S&P), is a rating set forth in the immediately following table, the per annum interest rate on the notes will increase from that set forth under Coupon (Interest Rate) above by the percentage set forth opposite that rating:

Rating	Percentage
BB+	0.25%
BB	0.50%
BB-	0.75%
B+ or below	1.00%

If Moody’s or S&P subsequently increases its rating to any of the threshold ratings set forth above, the per annum interest rate on the notes will be decreased such that the per annum interest rate equals the interest rate set forth under Coupon (Interest Rate) above plus the percentages set forth opposite the ratings from the tables above in effect immediately following the increase. Each adjustment required by any decrease or increase in a rating set forth above, whether occasioned by the action of Moody’s or S&P, shall be made independent of any and all other adjustments. In no event shall (1) the per annum interest rate on the notes be reduced below the interest rate set forth under Coupon (Interest Rate) above, and (2) the total increase in the per annum interest rate on the notes exceed 2.00% above the interest rate set forth under Coupon (Interest Rate) above.

If either Moody’s or S&P ceases to provide a rating, any subsequent increase or decrease in the interest rate of the notes necessitated by a reduction or increase in the rating by the agency continuing to provide the rating shall be twice the percentage set forth in the applicable table above. No adjustments in the interest rate of the notes shall be made solely as a result of either Moody’s or S&P ceasing to provide a rating. If both Moody’s and S&P cease to provide a rating, the interest rate on the notes will increase to, or remain at, as the case may be, 2.00% above the interest rate set forth under Coupon (Interest Rate) above.

Any interest rate increase or decrease, as described above, will take effect from the first day of the interest period during which a rating change requires an adjustment to the interest rate on the notes as described above.

Redemption Provision:	Callable at any time at a make-whole price of the greater of (i) 100% of the principal amount or (ii) discounted present value at Treasury Rate plus 35 basis points

Price to Public:	99.484% of the principal amount, plus accrued interest, if any, from September 25, 2007

Settlement Date:	September 25, 2007

Ratings:	Moody’s Investor Services: Baa2 (Stable Outlook) Standard & Poor’s Ratings Group: BBB- (CreditWatch with Negative Implications)

Sole Bookrunner:	J.P. Morgan Securities Inc.

Co-Manager:	UMB Financial Services, Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, J.P. Morgan Securities Inc. can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at (212) 834-4533.